Exhibit (a)(1)(F)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely pursuant to the Offer to Purchase, dated May 23, 2016, and the related Letter of Transmittal, and any amendments or supplements to such Offer to Purchase or Letter of Transmittal. The Purchaser (as defined below) is not aware of any state where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If the Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares pursuant thereto, the Purchaser will make a good faith effort to comply with that state statute or seek to have such statute declared inapplicable to the Offer. If, after a good faith effort, the Purchaser cannot do so, the Purchaser will not make the Offer to, nor will tenders be accepted from or on behalf of, the holders of Shares in that state. Except as set forth above, the Offer is being made to all holders of Shares. In any jurisdiction where the securities, “blue sky” or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of the Purchaser by one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

Notice of Offer to Purchase

All Outstanding Shares of Common Stock

of

Alexza Pharmaceuticals, Inc.

at

$0.90 net per Share in cash plus one non-transferable contractual contingent value right for each Share, which represents the right to receive up to four categories of contingent payments, if any, upon the achievement of certain milestones by

Ferrer Pharma Inc.

a wholly owned subsidiary of

Ferrer Therapeutics Inc.

a wholly owned subsidiary of

Grupo Ferrer Internacional, S.A.

Ferrer Pharma Inc., a Delaware corporation (the “Purchaser”), is offering to purchase all outstanding shares of common stock, par value $0.0001 per share (“Shares”), of Alexza Pharmaceuticals, Inc., a Delaware corporation (“Alexza”), at a price per Share of $0.90, net to the holder in cash (less any applicable withholding taxes and without interest), plus one non-transferable contractual contingent value right per Share (each, a “CVR”), which represents the right to receive a pro-rata share of up to four payment categories in an aggregate (i.e., to all CVR holders assuming all four payments are made) maximum amount of $32.8 million (after deduction of an estimated $2.2 million payment to Alexza’s financial adviser Guggenheim Securities, LLC for fees and expenses in connection with the transactions described herein and subject to further adjustment) if certain licensing payments and revenue milestones are achieved and subject to the terms and conditions of the contingent value rights agreement to be entered into by Ferrer and the rights agent thereunder, net to the holder thereof in cash (less any applicable withholding taxes and without interest) (together, the “Offer Price”), at the times and upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 23, 2016 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). The Offer is being made for all outstanding Shares and not for options to purchase Shares, warrants or other equity instruments. The Purchaser is a wholly owned subsidiary of Ferrer Therapeutics Inc., a Delaware corporation (“FTI”), which is a wholly owned subsidiary of Grupo Ferrer Internacional, S.A., a Spanish sociedad anonima (“Ferrer”).

The Offer is being made in connection with the Agreement and Plan of Merger, dated as of May 9, 2016 (together with any amendments thereto, the “Merger Agreement”), among Alexza, Ferrer and the Purchaser, pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, the Purchaser will be merged with and into Alexza, and Alexza will be the surviving corporation and a wholly owned indirect subsidiary of Ferrer (such corporation, the “Surviving Corporation” and such merger, the “Merger”). At the effective time of the Merger, each Share issued and then outstanding (other than (i) any Shares held in the treasury of Alexza and each Share owned by the Alexza or Ferrer or by any or indirect wholly owned subsidiary of Alexza or Ferrer immediately prior to the effective time of the Merger, which will be canceled without any conversion thereof and no payment or distribution will be made with respect thereto and (ii) any Shares owned by Alexza’s stockholders who perfect their appraisal rights under Section 262 of the General Corporation Law of the State of Delaware (the “DGCL”)) will be canceled and converted automatically into the right to receive the Offer Price. The parties to the Merger Agreement have agreed that, upon the terms and subject to the conditions specified in the Merger Agreement, the Merger will become effective as soon as commercially practicable after the consummation of the Offer, and in no event later than the third business day following the date on which all of the conditions to the Merger are satisfied or waived, without a meeting of Alexza’s stockholders to adopt the Merger Agreement, in accordance with Section 251(h) of the DGCL. Accordingly, if the Offer is consummated, the Purchaser does not anticipate seeking the approval of Alexza’s remaining public stockholders before effecting the Merger. The Merger Agreement is more fully described in the Offer to Purchase. Note that the acceptance for payment of Shares pursuant to and subject to the conditions of the Offer upon the expiration of the Offer is referred to as the “Offer Closing,” and the date on which the Offer Closing occurs is referred to as the “Offer Closing Date.”

Tendering stockholders who have Shares registered in their names and who tender directly to Computershare Trust Company, N.A. (the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as set forth in the Letter of Transmittal, transfer taxes on the purchase of Shares by the Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker or bank should consult with such institution as to whether it charges any service fees or commissions.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF MONDAY, JUNE 20, 2015, UNLESS THE OFFER IS EXTENDED (SUCH DATE AND TIME, AS IT MAY BE EXTENDED, THE “EXPIRATION TIME”).

The Offer is not subject to any financing condition. The Offer is subject to the following conditions, among others:

1.	prior to the Expiration Time there shall have been validly tendered (not including Shares tendered pursuant to procedures for guaranteed delivery and not actually received by the Depository prior to the Expiration Time) and not validly withdrawn that number of Shares which, when added to the Shares already owned by Ferrer, Purchaser or any of their respective subsidiaries, represents at least a majority of the total number of Shares outstanding immediately prior to the Offer Closing, including Shares that have been issued upon the exercise of stock options (the “Minimum Tender Condition”);

2.	there shall not be existing any temporary restraining order or preliminary injunction by any governmental entity, pending or threatened, nor any litigation by any governmental entity pending or threatened, which challenges or seeks to enjoin or materially delay the Offer Closing or the consummation of the other transactions contemplated by the Merger Agreement or the CVR Agreement (as defined in the Offer to Purchase) (the “Transactions”), or which seeks to prohibit or impose any material limitations on Ferrer’s ownership of Alexza and its subsidiaries, or the operation of all or a material portion of Ferrer’s or Alexza’s and its subsidiaries’ businesses or assets (whether held directly or through subsidiaries), or to compel Ferrer, Alexza or any of their subsidiaries to dispose of, or hold separate, any material portion of their respective business or assets;

3.	no applicable law and no permanent injunction or other judgment, order or decree entered, promulgated, enforced or issued by any court or other governmental entity of competent jurisdiction in the United States or any foreign jurisdiction being and remaining in effect which has the effect of (a) making illegal or otherwise prohibiting or materially delaying the Offer Closing or the consummation of the other Transactions, (b) imposing any material limitations on Ferrer’s ownership of Alexza and its subsidiaries, or the operation of all or a material portion of Ferrer’s or Alexza’s and its subsidiaries’ businesses or assets (whether held directly or through subsidiaries) or (c) compelling Ferrer, Alexza or any of their subsidiaries to dispose of, or hold separate, any material portion of their businesses or assets;

4.	the Merger Agreement shall not have been terminated in accordance with its terms and the Offer shall not have been terminated in accordance with the terms of the Merger Agreement;

5.	the Forbearance and Waiver Agreement among the Purchaser, Atlas U.S. Royalty, LLC (“Atlas”), and the holders of certain of Alexza’s warrants and those certain notes in the aggregate principal amount of $45,000,000 previously issued by Atlas on March 18, 2014 shall continue to be in full force and effect and there shall not have occurred any breach or any provision of, or any default under, such agreement and each action or transaction contemplated by such agreement to be taken prior to the Offer Closing shall have been taken;

6.	the aggregate number of Shares in respect of which appraisal rights have been properly exercised in accordance with Section 262 of the DGCL shall represent no more than 20% of the Shares outstanding as of immediately prior to the Offer Closing; and

7.	since the date of the Merger Agreement, there shall not have been any occurrence, event, change, effect or development that has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on Alexza.

The foregoing conditions are in addition to, and not a limitation of, the rights of Ferrer and the Purchaser to extend, terminate and/or modify the Offer pursuant to the terms of the Merger Agreement.

The foregoing conditions are for the sole benefit of Ferrer and the Purchaser, may be asserted by Ferrer or the Purchaser regardless of the circumstances giving rise to the failure of any such conditions to be satisfied and may be waived by Ferrer or the Purchaser in whole or in part at any time and from time to time in their sole discretion (except for the Minimum Tender Condition which may not be changed, modified or waived without the prior written consent of Alexza), in each case, subject to the terms of the Merger Agreement and the applicable rules and regulations of the United States Securities and Exchange Commission (the “SEC”). The failure by Ferrer or the Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. The Offer is also subject to certain other terms and conditions. See “Conditions of the Offer” of the Offer to Purchase.

The Alexza board of directors has, subject to the terms and upon the conditions set forth in the Merger Agreement: (i) approved and declared the advisability of the Merger Agreement and the Transactions, (ii) declared that it is in the best interests of Alexza and its stockholders (other than Ferrer and its subsidiaries) that Alexza enter into the Merger Agreement and consummate the Transactions and that its stockholders tender their Shares pursuant to the Offer, in each case on the terms and subject to the conditions in the Merger Agreement, (iii) declared that the terms of the Offer and the Merger are fair to Alexza and its stockholders (other than Ferrer and its subsidiaries), (iv) declared the advisability of and approved the CVR Agreement, and (v) resolved to recommend that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer.

The purpose of the Offer and the Merger is for Ferrer and its affiliates, through the Purchaser, to acquire control of, and the entire equity interest in, Alexza. Following the consummation of the Offer, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, the Purchaser intends to effect the Merger. No appraisal rights are available to holders of Shares in connection with the Offer. However, if the Merger is consummated, a stockholder of Alexza who has not tendered its Shares in the Offer will have rights under Section 262 of the DGCL to dissent from the Merger and demand appraisal of, and obtain payment in cash for the “fair value” of, that stockholder’s Shares.

On the terms and subject to the conditions of the Merger Agreement and the applicable rules and regulations of the SEC, Ferrer and the Purchaser expressly reserve the right to waive any conditions to the Offer, in whole or in part, or to modify the terms of the Offer; except that, without the written consent of Alexza, neither Ferrer nor the Purchaser will (i) reduce the number of Shares subject to the Offer, (ii) reduce the Offer Price or change the form of consideration payable in the Offer, (iii) change, modify or waive the Minimum Tender Condition, (iv) impose conditions to the Offer in addition to the conditions provided for in the Merger Agreement or modify or change any of the conditions to the Offer in a manner adverse to any holders of Shares (other than Ferrer and its subsidiaries) or (v) otherwise amend the Offer in any manner materially adverse to any holders of Shares (other than Ferrer and its subsidiaries) other than in immaterial respects. Subject to the provisions of the Merger Agreement and the applicable rules and regulations of the SEC, the Purchaser reserves the right, and under certain circumstances the Purchaser may be required, to extend the Offer, as described in the Offer to Purchase.

Any extension, waiver or amendment of the Offer, or delay in acceptance for payment or payment, or termination of the Offer will be followed, as promptly as practicable, by public announcement thereof, such announcement in the case of an extension to be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Time.

For purposes of the Offer, the Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered, and not properly withdrawn, prior to the Expiration Time if and when the Purchaser gives oral or written notice to the Depositary of the Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the initial cash portion of the purchase price therefor with the Depositary, which will act as agent for the tendering stockholders for the purpose of receiving payments from the Purchaser and transmitting such payments to the tendering stockholders. Under no circumstances will interest be paid on the Offer Price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares.

In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (a) certificates for such Shares or timely confirmation of the book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in the Offer to Purchase, (b) a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message (as defined in the Offer to Purchase) in lieu of the Letter of Transmittal) and (c) any other documents required by the Letter of Transmittal or any other customary documents required by the Depositary.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Time and, unless theretofore accepted for payment by the Purchaser pursuant to the Offer, may also be withdrawn at any time after July 22, 2016, which is the 60th day after the date of the commencement of the Offer. For a withdrawal of Shares to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at its address set forth on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the record holder of the Shares to be withdrawn, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase), unless such Shares have been tendered for the account of any Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in the Offer to Purchase, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares. If certificates representing the Shares to be withdrawn have been delivered or otherwise identified to the Depositary, the name of the registered holder and the serial numbers shown on such certificates must also be furnished to the Depositary prior to the physical release of such certificates.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by the Purchaser or Ferrer, in their sole discretion, which determination shall be final and binding, subject to the rights of tendering stockholders to challenge their determination in a court of competent jurisdiction. No withdrawal of tendered Shares shall be deemed to have been properly made until all defects and irregularities have been cured or waived. None of Ferrer, FTI, the Purchaser or any of their respective affiliates or assigns, the Depositary, the Information Agent (listed below), or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of tendered of Shares may not be rescinded, and any Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following one of the procedures for tendering Shares described in the Offer to Purchase at any time prior to the Expiration Time.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 under the Securities and Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

Alexza has agreed to provide the Purchaser with Alexza’s stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and related Letter of Transmittal will be mailed to record holders of Shares whose names appear on Alexza’s stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

The receipt of the Offer Price for Shares in the Offer or consideration for Shares in the Merger will be a taxable transaction for United States federal income tax purposes. It is recommended that stockholders consult with their tax advisors as to the particular tax consequences of the Offer and the Merger to them. For a more complete description of the principal U.S. federal income tax consequences of the Offer and the Merger, including matters pertinent to non-U.S. stockholders, see the Offer to Purchase.

The Offer to Purchase, the related Letter of Transmittal and Alexza’s Solicitation/Recommendation Statement on Schedule 14D-9 (which contains the recommendation of Alexza’s board of directors and the reasons therefor) contain important information and should be read carefully and in their entirety before any decision is made with respect to the Offer.

Questions and requests for assistance may be directed to the Information Agent at the address and telephone number set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal may be directed to the Information Agent or to brokers, dealers, commercial banks or trust companies. Such copies will be furnished promptly at the Purchaser’s expense. The Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

480 Washington Blvd., 26th Floor

Jersey City, NJ 07310

Banks, Brokers and Shareholders

Call Toll-Free (866) 856-4733

Or Contact via E-mail at:

Alexza@georgeson.com

May 23, 2016